UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

LODGIAN, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

54021P403

(CUSIP Number)

John B. Frank
Managing Principal
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California  90071
Telephone (213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54021P403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,817,577 shares of Common Stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,817,577 shares of Common Stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,817,577 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.5%

14.	Type of Reporting Person (See Instructions) IA — Investment Adviser, OO — Limited Liability Company

CUSIP No. 54021P403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Real Estate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,512,726 shares of Common Stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 2,512,726 shares of Common Stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,512,726 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) PN — Limited Partnership

CUSIP No. 54021P403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Real Estate Opportunities Fund III GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 276,138 shares of Common Stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 276,138 shares of Common Stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,138 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO — Limited Liability Company

CUSIP No. 54021P403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Real Estate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 267,855 shares of Common Stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 267,855 shares of Common Stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,855 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) PN — Limited Partnership

CUSIP No. 54021P403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Real Estate Opportunities Fund IIIA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,283 shares of Common Stock

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 8,283 shares of Common Stock

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,283 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14.	Type of Reporting Person (See Instructions) PN — Limited Partnership

This Amendment No. 4 (this “Amendment”) is being filed by Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Invesment Advisers Act of 1940, as amended (“Oaktree”), (ii) OCM Real Estate Opportunities Fund II, L.P., a Delaware limited partnership (“Fund II”), (iii) OCM Real Estate Opportunities Fund III GP, LLC, a Delaware limited liability company (“Fund III GP”), (iv) OCM Real Estate Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), and (v) OCM Real Estate Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”, and together with Fund II and Fund III, the “Oaktree Funds”), and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2002, as amended by Amendment No. 1 thereto, filed with the SEC on June 16, 2003, Amendment No. 2 thereto, filed with the SEC on June 25, 2004, and Amendment No. 3 thereto, filed with the SEC on November 9, 2006 (together, the “Schedule 13D”), by Oaktree and Fund II with respect to the Series A Preferred Stock, $.01 Par Value Per Share, and the Common Stock, $.01 Par Value Per Share (the “Common Stock”), of Lodgian, Inc., a Delaware corporation (the “Issuer”).  Oaktree, Fund II, Fund III GP, Fund III and Fund IIIA are collectively referred to herein as the “Reporting Persons”.  Capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the respective meanings given in the Schedule 13D.

Item 2.      Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment is being jointly filed by the Reporting Persons.  The introductory paragraph of this Amendment is incorporated by reference in response to this Item 2.

The principal business of Oaktree is providing investment advice and management services to institutional and individual investors.  Fund III GP is a limited liability company which generally invests in real estate and real estate-related securities and obligations.  The Oaktree Funds are limited partnerships which generally invest in real estate and real estate-related securities and obligations.  The Separate Account invests in securities and obligations similar to those in which the Oaktree Funds invest.

Fund III GP is the general partner of Fund III and Fund IIIA and thus may be deemed to control each of Fund III and Fund IIIA.

Oaktree is the general partner of Fund II and the managing member of Fund III GP, and thus may be deemed to control each of Fund III GP and each of the Oaktree Funds.  Oaktree is also the investment manager of a third party separate account (the “Separate Account”) and thus may be deemed to control the Separate Account.

The address of the principal business and principal office for each of the Reporting Persons and the principals of Oaktree listed below is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  All individuals listed below are citizens of the United States of America. To the best of the Reporting Persons’ knowledge, none of the individuals listed below holds any shares of Common Stock.

Principals of Oaktree
Name	Title
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Kevin Clayton	Principal
John B. Frank	Managing Principal
Stephen A. Kaplan	Principal
Larry W. Keele	Principal
David M. Kirchheimer	Principal and Chief Financial and Administrative Officer
Richard Masson	Principal
Sheldon M. Stone	Principal

During the past five years, the Reporting Persons have not and, to the best of their knowledge, no other person identified in response to this Item 2 has, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

Pursuant to the Exchange, in June 2004, Fund III acquired 267,855 shares of Common Stock in exchange for 100,829 shares of Preferred Stock, and Fund IIIA acquired 8,283 shares of Common Stock in exchange for 3,118 shares of Preferred Stock.

Item 4.      Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

On February 23, 2007, the Oaktree Funds sent a notice to the Issuer (the “Notice”) that the Oaktree Funds intend to nominate two individuals for election to the Board of Directors of the Issuer at the 2007 Annual Meeting of Stockholders of the Issuer to be held on April 24, 2007. A copy of the Notice is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer

The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The filing of this Amendment shall not be construed as an admission that any Reporting Person or any of its respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the  beneficial owners of any securities reported in this Amendment. In addition, the filing of this Amendment shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Amendment for any purposes other than Section 13(d) or Section 13(g) of the Exchange Act.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

Fund II beneficially owns 2,512,726 shares of Common Stock (approximately 10.2%(1) of the total number of shares of Common Stock outstanding).  Fund II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 2,512,726 shares of Common Stock.

Fund III beneficially owns 267,855 shares of Common Stock (approximately 1.1% of the total number of shares of Common Stock outstanding).   Fund III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 267,855 shares of Common Stock

Fund IIIA beneficially owns 8,283 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  Fund IIIA has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 8,283 shares of Common Stock.

The shares of Common Stock beneficially owned by Fund III and Fund IIIA, when aggregated together, total 276,138 shares, which represent approximately 1.1% of the outstanding Common Stock.

(1)    All calculations of percentage ownership in this Amendment are based on a total of 24,556,502 issued and outstanding shares of Common Stock as of November 1, 2006, as reported in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which was filed by the Issuer with the SEC on November 7, 2006.

Because Fund III GP may be deemed to control Fund III and Fund IIIA, Fund III GP may be deemed to beneficially own, and to have the sole power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by Fund III and Fund IIIA.

Oaktree, in its capacity as (i) the general partner of Fund II, (ii) the managing member of Fund III GP, which is the general partner of Fund III and Fund IIIA, and (iii) the investment manager of the Separate Account, may be deemed to be the beneficial owner of 2,817,577 shares of Common Stock (approximately 11.5% of the total number of shares of Common Stock outstanding). This number includes (a) the shares of Common Stock held by Fund II, Fund III and Fund IIIA, as set forth above and (b) 28,713 shares of Common Stock held by the Separate Account.

Oaktree has discretionary authority and control over all of the assets of the Oaktree Funds and the Separate Account pursuant to its status as (i) the general partner of Fund II, (ii) the managing member of Fund III GP, which is the general partner of Fund III and Fund IIIA, and (iii) the investment manager of the Separate Account, including the power to vote and dispose of the shares of Common Stock held by the Oaktree Funds and the Separate Account. Therefore, Oaktree may be deemed to have sole power to direct the voting and disposition of 2,817,577 shares of Common Stock.

None of the persons named in Item 2 above has effected any transactions in the Common Stock during the past 60 days.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.      Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit
99.1	Notice.
99.2	Joint Filing Agreement, dated as of February 27, 2007, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

OAKTREE CAPITAL MANAGEMENT, LLC
/s/ Cary A. Kleinman
	By:	Cary A. Kleinman
	Title:	Vice President

/s/ Todd E. Molz
	By:	Todd E. Molz
	Title:	Managing Director and General Counsel

OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.
By:	Oaktree Capital Management, LLC, its general
partner
/s/ Cary A. Kleinman
	By:	Cary A. Kleinman
	Title:	Vice President

/s/ Todd E. Molz
	By:	Todd E. Molz
	Title:	Managing Director and General Counsel

OCM REAL ESTATE OPPORTUNITIES FUND III GP,LLC
By:	Oaktree Capital Management, LLC, its managing member
/s/ Cary A. Kleinman
	By:	Cary A. Kleinman
	Title:	Vice President

/s/ Todd E. Molz
	By:	Todd E. Molz
	Title:	Managing Director and General Counsel

OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.
By:	OCM Real Estate Opportunities Fund III GP, LLC, its general partner
By:	Oaktree Capital Management, LLC, its managing member
/s/ Cary A. Kleinman
	By:	Cary A. Kleinman
	Title:	Vice President

/s/ Todd E. Molz
	By:	Todd E. Molz
	Title:	Managing Director and General Counsel
OCM REAL ESTATE OPPORTUNITIES FUND IIIA, L.P.
By:	OCM Real Estate Opportunities Fund III GP, LLC, its general partner
By:	Oaktree Capital Management, LLC, its managing member
/s/ Cary A. Kleinman
	By:	Cary A. Kleinman
	Title:	Vice President

/s/ Todd E. Molz
	By:	Todd E. Molz
	Title:	Managing Director and General Counsel

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Notice.
99.2	Joint Filing Agreement, dated as of February 27, 2007, by and among the Reporting Persons.